SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Stock Exchange Release March 27, 2007 at 17:45

Decisions of UPM-Kymmene Corporation’s Annual General Meeting

At the Annual General Meeting of UPM-Kymmene Corporation, held on 27 March 2007, the accounts of the Corporation for the year 2006 were approved and the persons accountable were discharged from liability for the financial period. According to the proposal of the Board of Directors it was decided that a dividend of EUR 0.75 per share for the financial year 2006 will be paid on 10 April 2007. The record date for the dividend payment is 30 March 2007.

It was confirmed that the Board of Directors is composed of 11 members. The new members, Mr Veli-Matti Reinikkala, Head of Process Automation Division of ABB, and Mr Jussi Pesonen, President and CEO of UPM, were elected to the Board of Directors. In addition, Mr Michael C. Bottenheim, Master of Law, MBA; Mr Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Mr Karl Grotenfelt, LLM, Chairman of the Board of Directors of Famigro Oy; Dr. Georg Holzhey, former Executive Vice President of UPM and Director of G. Haindl’sche Papierfabriken KGaA; Ms Wendy E. Lane, Chairman of American investment firm Lane Holdings, Inc; Mr Jorma Ollila, Chairman of Nokia Corporation and Royal Dutch Shell plc; Ms Ursula Ranin, LLM, B.Sc. (Econ.), Ms Françoise Sampermans, B.A., Psych., Publishing Consultant and Mr Vesa Vainio, LLM, were re-elected members of the Board of Directors. The term of office of the members of the Board of Directors lasts until the end of the next Annual General Meeting. It was no longer possible to propose former President of the Republic of Finland, Mr Martti Ahtisaari, for re-election due to his age.

The Board’s proposal concerning the fees of the Board and Committee members who do not belong to the operative management was approved. The Chairman of the Board of Directors will receive a fee of EUR 175,000 for the year, the Vice Chairmen of the Board of Directors and the Chairman of the Audit Committee a fee of EUR 120,000, and the members of the Board of Directors a fee of EUR 95,000. Of this fee, 60% will be paid in cash and 40% in the form of company shares purchased on the members’ behalf.

The auditing company PricewaterhouseCoopers Oy was re-elected as Auditor of the Corporation.

Amendments to the Articles of Association were approved as proposed by the Board.

The Board was authorised to buy back not more than 52,000,000 shares of the company.

The Annual General Meeting authorised the Board to issue new shares and/or to relinquish the own shares held by the company either against payment or free of payment. In addition, the Board was authorised to grant special rights referred to in Chapter 10, Section 1 of the Companies Act entitling to receive, against payment, new shares of the company or the company’s own shares held by the company in such a manner that the subscription price of the shares is paid in cash or cash equivalent or by using the subscriber’s receivable to set off the subscription price.

The Board’s proposal concerning the subscription prices of the share subscriptions made on the basis of the share option programmes decided on at the Annual General Meetings of 19 March 2002 and 31 March 2005, to be recorded in the invested non-restricted equity fund, was approved.

The Board’s proposal to decrease the share premium reserve as shown in the balance sheet as per 31 December 2006 by the amount of 776,122,940.18 euros, and the legal reserve as shown in the balance sheet as per 31 December 2006 by the amount of 187,227,209.68 euros was approved. After the decreases the amounts of the share premium reserve and the legal reserve in the balance sheet as per 31 December 2006 shall be zero. The decreased amounts shall be transferred to the invested non-restricted equity fund.

The Board’s proposal on granting share option rights to the key personnel of the Company and its subsidiaries and to a wholly owned subsidiary of the Company in connection with the company’s share-based incentive plans was approved. The Company has a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the incentive and commitment program for the key personnel. The amount of the share option rights to be granted will be not more than 15,000,000, and they will entitle to subscribe in total for not more than 15,000,000 new shares of the company. The share subscription price shall be entered into the invested unrestricted equity fund.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations